02035242

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Form 6-K dated May 10, 2002

Turkcell Iletisim Hizmetleri A.S.
(Translation of Registrant's Name Into English)

Turkcell Plaza
Mesrutiyet Caddesi No.153
80050 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

Enclosure: Press release " Turkcell Sings Share Purchase Agreement for Fintur Restructuring" dated May 10, 2002.

TURKCELL

FOR IMMEDIATE RELEASE

TURKCELL SIGNS SHARE PURCHASE AGREEMENT FOR FINTUR RESTRUCTURING

Istanbul, Turkey, May 10, 2002– Turkcell (NYSE:TKC, ISE:TCELL), the leading provider of mobile communications services in Turkey, today announced that Turkcell, Sonera Holding B.V. and the Cukurova Group, the shareholders of Fintur Holdings B.V. ("Fintur"), today signed a share purchase agreement in connection with the restructuring of two business divisions of Fintur.

The share purchase agreement is another step in the restructuring process and includes the basic principles agreed in the letter of intent signed and announced on February 28, 2002. The restructuring is expected to be finalized around June 2002 and is subject to several factors, including due diligence, relevant fair-value assessments to be done by a third party, as well as regulatory and other necessary approvals and board approvals.

As per the subject transaction, Turkcell will buy 16.45% of Fintur International from the Cukurova Group, increasing its stake in Fintur International to 41.45%. At the same time Sonera will buy 23.24% of Fintur International from the Cukurova Group increasing its holding to 58.55%. As part of the proposed transaction, Turkcell and Sonera intend to sell their entire interest in Fintur Technologies to the Cukurova Group.

Under Fintur's current shareholder structure the Cukurova Group owns 39.69%, Sonera owns 35.31% and Turkcell owns 25.00%.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 12.7 million postpaid and prepaid customers as of March 31, 2002. Turkcell had revenues of US$454.0 million and adjusted EBITDA of US$160.3 million as of March 31, 2002. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants and 99.5% of the towns with more than 5,000 inhabitants as of March 31, 2002. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service.

For further information please contact:

Turkcell

Investors:
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90 212 313 1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:
Zuhal Seker, Corporate Communications
Tel: + 90 212 313 2330
Email: zuhal.seker@turkcell.com.tr

Okan Karagoz, Corporate Communications
Tel: + 90 212 313 2314
Email: okan.karagoz@turkcell.com.tr

Internet: www.turkcell.com.tr

Citigate Dewe Rogerson

Europe

Kate Delahunty/Oskar Yasar
Tel: +44 20 7282 2934
Email: kate.delahunty@citigatedr.co.uk
Oskar.yasar@citigatedr.co.uk

United States
Victoria Hofstad/Patrick Hughes
Tel: +1 212 688 6840
Email: victoria.hofstadqcitigatedr-ny.com
patrick.hughes@citigatedr-ny.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Turkcell Iletisim Hizmetleri A.S.

Date: May 10, 2002

By: Muzaffer Akpinar
Chief Executive Officer

M. Akpinar